

17018474

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50094

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/16 (MM/DD/YY) AND ENDING 06/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Financial Security Management, Inc. 575 Lynnhaven Pkwy, Ste 310
(No. and Street)

Virginia Beach (City) VA (State) 23452 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeannine Youngs 757-431-1414
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PB Mares, LLP
(Name – *if individual, state last, first, middle name*)

150 Boush St., Ste.400 (Address) Norfolk (City) VA (State) 23510 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Reginald C. Corinaldi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Security Management, Inc., as of June 30th, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DEBRA CLENDENIN
COMMONWEALTH
REGISTRATION NO.
181463
MY COMM. EXPIRES
6-30-2020
OF VIRGINIA
NOTARY PUBLIC

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL SECURITY MANAGEMENT, INC.

Statements of Financial Condition

June 30, 2017 and 2016

		2017		2016
ASSETS				
Cash and cash equivalents	**$**	**38,422**	$	57,804
Investments, at fair value		**287,566**		262,586
Commissions receivable		**55,123**		57,441
Loan receivable - related party		**2,118**		33,164
Prepaid expenses		**26,586**		24,254
Property and equipment, net		**11,914**		19,913
Deferred tax assets, net		**394**		-
Total assets	**$**	**422,123**	$	455,162
LIABILITIES AND STOCKHOLDERS' EQUITY				
LIABILITIES				
Commissions payable	**$**	**39,344**	$	40,288
Deferred tax liability, net		**-**		11,817
Total liabilities		**39,344**		52,105
STOCKHOLDERS' EQUITY				
Common stock - $10 par value, 5,000 shares authorized, 1,500 shares issued and outstanding		**15,000**		15,000
Additional paid-in capital		**159,000**		143,000
Retained earnings		**208,779**		245,057
Total stockholders' equity		**382,779**		403,057
Total liabilities and stockholders' equity	**$**	**422,123**	$	455,162

See accompanying notes.

FINANCIAL SECURITY MANAGEMENT, INC.

Statements of Operations

Years Ended June 30, 2017 and 2016

	2017	2016
COMMISSION INCOME	$ 1,805,922	$ 2,063,208
EXPENSES		
Commissions and bonuses	1,321,277	1,533,447
Management fees	468,768	461,268
Professional fees	23,154	32,905
Taxes and licenses	36,409	36,689
Office expenses	21,150	11,658
Depreciation	7,999	9,328
Total expenses	1,878,757	2,085,295
Operating loss	(72,835)	(22,087)
OTHER INCOME (EXPENSE)		
Interest and dividend income	8,578	10,172
Gains (loss) on investments	16,402	(719)
Total other income	24,980	9,453
Loss before income taxes	(47,855)	(12,634)
INCOME TAX BENEFIT	11,577	3,378
NET LOSS	$ (36,278)	$ (9,256)

See accompanying notes.

FINANCIAL SECURITY MANAGEMENT, INC.

Statements of Changes in Stockholders' Equity

Years Ended June 30, 2017 and 2016

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
June 30, 2015	1500	$ 15,000	$ 129,333	$ 254,313	$ 398,646
Additional paid-in capital	-	-	13,667	-	13,667
Net loss	-	-	-	(9,256)	(9,256)
June 30, 2016	1,500	15,000	143,000	245,057	403,057
Additional paid-in capital	-	-	16,000	-	16,000
Net loss	-	-	-	(36,278)	(36,278)
June 30, 2017	1,500	$ 15,000	$ 159,000	$ 208,779	$ 382,779

See accompanying notes.

FINANCIAL SECURITY MANAGEMENT, INC.
Statements of Cash Flows
Years Ended June 30, 2017 and 2016

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (36,278)	$ (9,256)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	7,999	9,328
Net (gains) losses on investments	(16,402)	719
Dividends reinvested to purchase investments	(8,578)	(10,172)
Benefit for income taxes	(12,211)	(2,604)
Changes in assets and liabilities:		
Commissions receivable	2,318	30,287
Prepaid expenses	(2,332)	2,096
Commissions payable	(944)	(21,539)
Loan receivable - related party	31,046	(3,766)
Net cash used in operating activities	(35,382)	(4,907)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	-	(12,450)
Net cash used in investing activities	-	(12,450)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from additional paid-in capital	16,000	13,667
Net cash provided by financing activities	16,000	13,667
Net decrease in cash and cash equivalents	(19,382)	(3,690)
CASH AND CASH EQUIVALENTS		
Beginning	57,804	61,494
Ending	$ 38,422	$ 57,804
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Cash paid during the year for:		
Income taxes	$ -	$ 1,070

See accompanying notes.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Financial Security Management, Inc. (the "Company") is a limited broker/dealer dealing solely in mutual funds, variable annuities, and variable insurance products, and is located in the Commonwealth of Virginia. It is a wholly owned subsidiary of Financial Security Companies, LLC (FSC). The Company operates branch offices in Virginia, North Carolina, and Connecticut.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, all highly liquid investments purchased with maturities of three months or less are considered to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and are depreciated over their estimated useful lives using the straight-line method for financial reporting purposes.

Affiliates and Ownership

On August 18, 2003, the Company's stockholders formed Financial Security Companies, LLC, a Virginia limited liability company. FSC wholly owns Financial Security Management, Inc., and also wholly owns affiliates Financial Security Group, Inc. (FSG) and Financial Security Advisory, Inc. (FSA). The Company's former stockholders are now members of FSC. These financial statements do not include accounts and transactions of these affiliates.

Recognition of Revenue and Expenses

The Company reports its commission income and expense on a trade date basis.

Commissions Receivable

The Company utilizes the allowance method to recognize potential losses on commissions receivable. There were no accounts which management considered uncollectible at June 30, 2017 and 2016, accordingly, no allowance was considered necessary.

(Continued)